Exhibit (a) (2)

WHITESTONE REIT
2600 S. GESSNER, SUITE 500
HOUSTON, TEXAS  77063

May 19, 2011

Dear Whitestone REIT Shareholder:

I am writing to you on behalf of the Board of Trustees of Whitestone REIT (“Whitestone”).

As you may now be aware, MPF and its related entities* (“MPF”) have made an unsolicited tender offer (the “Offer”) to you and your fellow shareholders to purchase up to 155,000 shares of Whitestone Class A common shares of beneficial interest (“Class A Common Shares”). MPF is offering Whitestone shareholders a price of $10.00 per share (the “Offer Price”) less the amount of any dividends declared or paid between May 6, 2011 and June 6, 2011.  You may have recently received materials from MPF (the “MPF Offer Materials”) about its Offer and may also have seen that information on a Schedule TO filed by MPF with the Securities and Exchange Commission (the “SEC”) on May 6, 2011.

Whitestone is required by rules of the SEC to inform you of its position, if any, with respect to the Offer.

WHITESTONE HAS DECIDED TO REMAIN NEUTRAL AS TO THE OFFER AND IS EXPRESSING NO OPINION AS TO WHETHER YOU SHOULD ACCEPT OR REJECT THE OFFER.  HOWEVER, WHITESTONE BELIEVES THAT YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN MAKING YOUR DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER:

(1)
On May 10, 2011, Whitestone completed a follow-on offering of 5,310,000 Class B Common Shares at a price of $12.00 per share.  The Class B Common Shares trade on the NYSE Amex under the ticker symbol “WSR.”  As disclosed in the offering prospectus, Whitestone intends to conduct a series of exchange offers to exchange Whitestone’s Class A Common Shares and limited partnership units, or OP units, in Whitestone REIT Operating Partnership, L.P., our Operating Partnership, for Class B Common Shares. In exchange for one Class A Common Share or one OP unit, Whitestone intends to issue one Class B Common Share. Whitestone intends to commence the exchange offers for all outstanding Class A Common Shares and OP units in 25% increments on the following schedule:

  •  on or about August 2, 2011;

•   on or about October 31, 2011;

•   on or about January 29, 2012; and

•   on or about April 28, 2012.

All Class A Common Shares exchanged for Class B Common Shares will become freely tradable immediately after the exchange.

As of May 18, 2011, the Offer Price for the Class A Common Shares represents a 22.5% discount to the closing price of the Class B Common Shares on the NYSE Amex of $12.90 per share.  Further, the price of the Class B Common Shares on the NYSE Amex has closed as high as $14.90 (on December 30, 2010) since it began trading on the NYSE Amex on August 26, 2010. Please note that the current and historical prices of our Class B Common Shares are not necessarily indicative of future market prices.

(2)
MPF notes in the MPF Offer Materials that they are making this offer with the “intention of making a profit” and notes that they are “motivated to establish the lowest price which might be acceptable” to you.

(3)
MPF’s Offer Price is actually lower than $10.00 per share. According to the Schedule TO filed by MPF, the $10.00 price will be reduced by the amount of dividends declared or paid by Whitestone between May 6, 2011 and June 6, 2011 (or such other date to which the Offer may be extended by MPF).  As you know, Whitestone has historically paid a monthly cash dividend, and on May 6, 2011, we paid a previously approved dividend of $0.095 per Class A Common Share. If the offer is not extended past June 6, 2011, the adjusted price per share offered by MPF for your shares is approximately $9.91.

(4)
The Offer is for a maximum of 155,000 Class A Common Shares, which represents approximately 4.47% of the outstanding Class A Common Shares and 1.41% of the total outstanding Common Shares, including Class B Common Shares.  Assuming that 155,000 Class A Common Shares are tendered to MPF, MPF and its affiliates would become one of Whitestone’s largest shareholder groups, owning approximately 8.8% of the outstanding Class A Common Shares and approximately 2.8% of the total outstanding Common Shares, including Class B Common Shares.  Such a concentration of ownership may influence future business decisions, have a downward pressure on the market price of our Class B Common Shares if MPF were to exchange its Class A Common Shares for Class B Common Shares in one or more exchange offers conducted by us and sell them on the open market, and any increase in such concentration may be prohibited by Whitestone’s declaration of trust.  In order to maintain its status as a REIT, subject to certain exceptions, Whitestone’s declaration of trust does not permit any person to acquire or hold, directly or indirectly, more than 9.8% (by value or by number of shares, whichever is more restrictive) of Whitestone’s outstanding Class A or Class B Common Shares.

(5)	The MPF Offer Materials include statements regarding MPF’s ability to pay for all Class A Common Shares tendered pursuant to the Offer. Detailed financial information relating to the

MPF bidders is not publicly available, and Whitestone cannot therefore verify the ability of MPF to fund the Offer.

(6)
As disclosed in the MPF Offer Materials, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer Price that can independently verify that such funds are available for payment, and if you tender any of your Class A Common Shares, MPF may have access to those shares before all conditions to the Offer have been satisfied and you have been paid.

(7)	According to the MPF Offer Materials, MPF may extend the offer and delay payment beyond the currently scheduled expiration date of June 6, 2011, as well as amend the offer, including the Offer Price.

You are urged to carefully read all the materials sent to you by MPF, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to tendering your Class A Common Shares.

Please note that any tendering of your Class A Common Shares is voluntary and you are not required to respond to MPF if you do not plan on accepting the terms of the Offer. If you have already tendered your Common Shares to MPF, you still have the right to withdraw them by providing written notice to MPF prior to the expiration of the Offer.  According to the MPF Offer Materials, the Offer will expire at 11:59 p.m., Pacific Time, on June 6, 2011.

Whitestone does not in any way endorse the Offer or the Offer Materials.  All of Whitestone’s executive officers and trustees have confirmed that they do not intend to tender their Class A Common Shares.

On May 19, 2011, Whitestone filed a Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer.  The 14D-9 contains certain information about: (a) Whitestone; (b) MPF; (c) actual or potential conflicts of interest; and (d) additional information regarding the Offer.  The 14D-9 is available on our web site: www.whitestonereit.com, under Investor Relations, SEC Filings or at www.sec.gov.

If you have any questions regarding the foregoing, please do not hesitate to contact our Investor Relations Department at (713) 827-9595 x 3021.

Sincerely yours,
/s/ James C. Mastandrea
James C. Mastandrea
Chairman and Chief Executive Officer

*MPF and its related entities include: MPF DeWaay Fund 7, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MPF Senior Note Program II, LP, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Flagship Fund 14, LLC MP Value Fund 7, LLC, MP Income Fund 16, LLC, MPF Platinum Fund, LP, MPF Flagship Fund 12, LLC, MPF Income Fund 26, LLC, MPF Northstar Fund, LP, SCM Special Fund 2, LP

Additional Information and Where to Find It

In connection with the exchange offer to be conducted by the Company, the Company and the Operating Partnership intend to file a registration statement on Form S-4, which will include an exchange offer prospectus, and a Schedule TO with the Securities and Exchange Commission, or the SEC. The exchange offer prospectus and the Schedule TO will contain important information about the exchange offer and related matters. Shareholders are urged to read the exchange offer prospectus, Schedule TO and any other relevant documents filed with the SEC when they become available, before making any investment decision. The exchange offer prospectus and Schedule TO and any other relevant documents, once filed with the SEC, can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge upon written or oral request to the Company at Whitestone REIT, 2600 S. Gessner, Suite 500, Houston, Texas  77063, Attn: Corporate Secretary, or by calling the Investor Relations Department at 713-435-2221, or at our website at www.whitestonereit.com.